Peter Byrne

+1 212 479 6778

pbyrne@cooley.com

March 10, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ben Phippen
Amit Pande
Eric Envall
Sandra Hunter Berkheimer

Re:	Gladstone Acquisition Corporation
Draft Registration Statement on Form S-1
Filed February 9, 2021
File No. 333-252916

Ladies and Gentlemen:

On behalf of Gladstone Acquisition Corporation (the “Company”), we are submitting this response letter in response to the comment letter, dated March 8, 2021, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Commission on February 9, 2021. We are also electronically filing an amendment to the Registration Statement (“Amendment No. 1”), which reflects changes in response to the Staff’s comments, as well as other updates.

For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Form S-1 filed February 9, 2021

Competitive Advantages Manner of Conducting Redemptions, page 104

1.

Noting the disclosure that “each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction,” please revise to address abstentions. If public stockholders much vote for or against a proposed business combination in order to be able to redeem their shares, please revise your Summary section, along with other applicable sections in the prospectus to prominently disclose this.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages [25], [105], [115], [143] and [F-8] of the Registration Statement to clarify that each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction, whether they participate in or abstain from voting or whether they were a stockholder on the record date for the stockholder meeting held to approve the proposed transaction.

U.S. Securities and Exchange Commission

March 10, 2021

Page Two

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Please contact me at (212) 479-6778 or Thomas Salley at (202) 842-7878 at with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Peter Byrne
Peter Byrne
Cooley LLP

cc:	David Gladstone, Gladstone Acquisition Corporation
Michael LiCalsi, Gladstone Acquisition Corporation
Thomas Salley, Cooley LLP
John T. McKenna, Cooley LLP
Mitchell S. Nussbaum, Loeb & Loeb LLP
David J. Levine, Loeb & Loeb LLP